210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7
Oncolytics Biotech® Inc. Closes Cdn$28.77 Million Bought Deal Financing
CALGARY, AB — November 8, 2010 — Oncolytics Biotech Inc. (“Oncolytics” or the “Company”) (TSX:ONC, NASDAQ:ONCY) today announced that it has closed its previously announced Cdn$25 million financing in which it entered into an agreement with a syndicate of underwriters pursuant to which they purchased, on a bought deal basis, 5,440,000 units (the “Units”) of the Company at a price of Cdn$4.60 per Unit for gross proceeds to the Company of approximately Cdn$25 million (the “Offering”). The Offering was conducted through a syndicate of underwriters (the “Underwriters”).
In connection with the Offering, the Underwriters have exercised in full an option (the “Over-Allotment Option”) to purchase an additional 816,000 Units sold under the Offering at a price of Cdn$4.60 per Unit, on the same terms and conditions as the Offering. With the Over-Allotment Option exercised in full, the aggregate gross proceeds of the Offering to Oncolytics is approximately Cdn$28.77 million.
Each Unit consists of one common share of Oncolytics and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to acquire one common share of Oncolytics at a price of Cdn$6.15 at any time until November 8, 2012.
“Completion of this financing significantly strengthens our balance sheet and gives us the necessary resources to fully fund our Phase III trial in head and neck cancers, in parallel with our broader clinical program,” said Dr. Brad Thompson, President and CEO of Oncolytics.
The Units were offered in Canada by way of a prospectus supplement to a short-form base shelf prospectus dated June 10, 2010 that has been filed in the provinces of British Columbia, Alberta, Manitoba and Ontario.
Oncolytics intends to use the net proceeds from the Offering to fund its ongoing Phase III combination REOLYSIN® and paclitaxel/carboplatin clinical trial for patients with platinum-failed head and neck cancers, its other clinical activities, manufacturing activities in support of its clinical trial program, and for general corporate and working capital purposes.
The securities issued by Oncolytics have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable securities laws of any state of the United States or pursuant to an exemption from such registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the application of proceeds and the ability to fully fund the program as anticipated; the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic; the Company’s expectations as to the success of its research and development programs in 2010 and beyond, the Company’s planned operations, the value of the additional patents and intellectual property; the Company’s expectations related to the applications of the patented technology; the Company’s expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company’s business and technologies involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the pricing and completion of the contemplated offering, availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.